Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 29, 2020

The Secretary / Executive Director

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Sub : Re-scheduling of Board Meeting

This is in reference to our intimation dated March 27, 2020 regarding Board Meeting to be held on Wednesday, May 13, 2020.

In this regard, please note that in view of COVID-19 situation, the meeting of the Board of Directors is now re-scheduled to Wednesday, May 20, 2020.

Further, kindly also note that, under the provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015, the trading window for dealing in securities of the Company has been closed from April 1, 2020 and will remain closed till May 22, 2020 (both days inclusive).

This is for your information and record

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary